UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported) March 20, 2024

AMERICAN REBEL HOLDINGS, INC.

(Exact name of issuer as specified in its charter)

Nevada	47-3892903
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

909 18th Avenue South, Suite A, Nashville, Tennessee 37212
(Full mailing address of principal executive offices)

(833) 267-3235

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Series C Redeemable Convertible Preferred Stock and Common Stock.

Item 9.01 Other Events

Filing of Amended Escrow Agreement

Cambria Capital is a registered broker-dealer and member of FINRA and SIPC. Cambria Capital has been appointed by the Company and Digital Offering, as a soliciting dealer for the Regulation A offering. Cambria Capital operates the My IPO platform as a separate unincorporated business division, which has recently been approved to accept credit card payments. The Company is filing with the Commission an amended and restated Escrow Agreement with Wilmington Trust, National Association as Exhibit 8.1 to this Current Report, to reflect the ability of My IPO to accept credit card payments.

Unsecured Loan Agreement

On March 21, 2024, the Company entered into a Securities Purchase Agreement with 1800 Diagonal Lending, LLC, an accredited investor (“the Lender”), pursuant to which the Lender made a loan to the Company, evidenced by a promissory note in the principal amount of $235,750 (the “Note”). A one-time interest charge of 15% ($35,362) and fees of $5,000 were applied on the issuance date, resulting in net loan proceeds to us of $200,000. Accrued, unpaid interest and outstanding principal, subject to adjustment, is required to be paid in seven payments; the first payment shall be in the amount of $162,667.20 and is due on June 30, 2024 with six (6) subsequent payments each in the amount of $18,074.14 due on the 30th of each month thereafter (a total payback to the Lender of $271,112.00). the Company has the right to prepay the Note within one hundred eighty days at a discount of 5%.

Upon the occurrence and during the continuation of any Event of Default, the Note shall become immediately due and payable and the Company will be obligated to pay to the Lender, in full satisfaction of its obligations, an amount equal to 150% times the sum of (w) the then outstanding principal amount of the Note plus (x) accrued and unpaid interest on the unpaid principal amount of the Note to the date of payment plus (y) default interest, if any, at the rate of 22% per annum on the amounts referred to in clauses (w) and/or (x) plus (z) any amounts owed to the Lender pursuant to the conversion rights referenced below.

Only upon an occurrence of an event of default under the Note, the Lender may convert the outstanding unpaid principal amount of the Note into restricted shares of common stock of the Company at a discount of 25% of the market price. The Lender agreed to limit the amount of stock received to less than 4.99% of the total outstanding common stock. There are no warrants or other derivatives attached to this Note. the Company agreed to reserve a number of shares of common stock equal to four times the number of shares of common stock which may be issuable upon conversion of the Note at all times.

A copy of the Note and Purchase Agreement are attached hereto as Exhibits 6.16 and 6.17, respectively.

2

Exhibit Index

Exhibit No.	Description

1.1**	Selling Agency Agreement, dated March 13, 2024, between American Rebel Holdings, Inc. and Digital Offering, LLC

1.2*	Side Letter, dated June 28, 2023, between Digital Offering LLC and EF Hutton, division of Benchmark Investment, LLC (Incorporated by reference to Exhibit 1.2 to Form 1-A/A filed on March 8, 2024)

1.3*	Side Letter Amendment, dated January 24, 2024 between Digital Offering, LLC and EF Hutton, LLC, division of Benchmark Investment, LLC (Incorporated by reference to Exhibit 1.3 to Form 1-A/A filed on March 8, 2024)

2.1*	Second Amended and Restated Articles of Incorporation effective January 22, 2022 (Incorporated by reference to Exhibit 2.1 to Form 1-A/A filed on March 8, 2024)

2.2*	Amended and Restated Bylaws of American Rebel Holdings, Inc. effective as of February 9, 2022 (Incorporated by reference to Exhibit 2.2 to Form 1-A/A filed on March 8, 2024)

2.3*	Certificate of Amendment to the Second Amended and Restated Articles effectuating 25:1 Reverse Stock Split (Incorporated by reference to Exhibit 2.3 to Form 1-A/A filed on March 8, 2024)

3.1*	Certificate of Designation of Series A Preferred Stock (Incorporated by reference to Exhibit 3.1 to Form 1-A/A filed on March 8, 2024)

3.2*	Certificate of Designation of Series B Preferred Stock (Incorporated by reference to Exhibit 3.2 to Form 1-A/A filed on March 8, 2024)

3.3*	Amended Certificate of Designation of Series B Preferred Stock (Incorporated by reference to Exhibit 3.3 to Form 1-A/A filed on March 8, 2024)

3.4*	First Amended and Restated Certificate of Designation of Series C Preferred Stock (Incorporated by reference to Exhibit 3.4 to Form 1-A/A filed on March 8, 2024)

3.5*	Amended and Restated Certificate of Designation of Series A Preferred Stock (Incorporated by reference to Exhibit 4.1 to Form 8-K filed on November 6, 2023)

3.6*	Warrant Agency Agreement with Action Stock Transfer dated February 9, 2022 (Incorporated by reference to Exhibit 3.6 to Form 1-A/A filed on March 8, 2024)

3.7*	Form of Pre-funded Warrant (Incorporated by reference to Exhibit 3.7 to Form 1-A/A filed on March 8, 2024)

3.8*	Line of Credit Agreement dated February 10, 2023 (Incorporated by reference to Exhibit 3.8 to Form 1-A/A filed on March 8, 2024)

3.9*	Financing Agreement dated April 14, 2023 (Incorporated by reference to Exhibit 4.1 to Form 8-K, filed May 1, 2023)

3.10*	Armistice Form of New Warrant A (Incorporated by reference to Exhibit 4.1 to Form 8-K/A, filed on September 8, 2023)

3

3.11*	Armistice Form of New Warrant B (Incorporated by reference to Exhibit 4.2 to Form 8-K/A, filed on September 8, 2023)

3.12*	Alt Banq Financing Agreement dated December 28, 2023 (Incorporated by reference to Exhibit 3.12 to Form 1-A/A filed on March 8, 2024)

3.13*	New $75,000 Loan Agreement dated January 1, 2024 (Incorporated by reference to Exhibit 10.1 to Form 8-K, filed on January 5, 2024)

4.1*	Form of Subscription Agreement (Incorporated by reference to Exhibit 4.1 to Form 1-A/A filed on March 8, 2024)

6.1*	Ross Employment Agreement dated January 1, 2021 (Incorporated by reference to Exhibit 10.1 to Form 8-K, filed March 5, 2021)

6.2*	Grau Employment Agreement dated January 1, 2021 (Incorporated by reference to Exhibit 10. 2 to Form 8-K, filed March 5, 2021)

6.3*	2021 Long-Term Incentive Plan (Incorporated by reference to Exhibit 10.3 to Form 8-K, filed March 5, 2021)

6.4*	Ross Amendment to Employment Agreement dated April 9, 2021 (Incorporated by reference to Exhibit 6.4 to Form 1-A/A filed on March 8, 2024)

6.5*	Grau Amendment to Employment Agreement dated April 9, 2021 (Incorporated by reference to Exhibit 6.5 to Form 1-A/A filed on March 8, 2024)

6.6*	Lambrecht Employment Agreement dated November 20, 2023 (Incorporated by reference to Exhibit 10.2 to Form 8-K, filed on November 24, 2023)

6.7*	Ross Amendment No. 2 to Employment Agreement dated November 20, 2023 (Incorporated by reference to Exhibit 10.3 to Form 8-K, filed on November 24, 2023)

6.8*	Grau Amendment No. 2 to Employment Agreement dated November 20, 2023 (Incorporated by reference to Exhibit 10.4 to Form 8-K, filed on November 24, 2023)

6.9*	Securities Purchase Agreement, dated June 27, 2023, between American Rebel Holdings, Inc. and the Armistice Capital Master Fund Ltd. (Incorporated by reference to Exhibit 10.1 to Form 8-K filed on June 28, 2023)

6.10*	Armistice Form of Warrant (Incorporated by reference to Exhibit 10.2 to Form 8-K filed on June 28, 2023)

6.11*	Armistice Form of Prefunded Warrant (Incorporated by reference to Exhibit 10.3 to Form 8-K filed on June 28, 2023)

6.12*	Armistice Form of Registration Rights Agreement (Incorporated by reference to Exhibit 10.4 to Form 8-K filed on June 28, 2023)

6.13*	Tony Stewart Racing Nitro Sponsorship Agreement dated July 1, 2023 (Incorporated by reference to Exhibit 6.13 to Form 1-A/A filed on March 8, 2024)

6.14*	Master Brewing Agreement dated August 9, 2023 (Incorporated by reference to Exhibit 6.14 to Form 1-A/A filed on March 8, 2024)

4

6.15*	Armistice Form of Inducement Letter dated September 8, 2023 (Incorporated by reference to Exhibit 10.1 to Form 8-K/A, filed on September 8, 2023)

6.16**	1800 Diagonal Note dated March 31, 2024

6.17**	1800 Diagonal Securities Purchase Agreement dated March 31, 2024

7.1*	Securities Purchase Agreement, dated June 9, 2016, by and among CubeScape, Inc., American Rebel, Inc., and certain individual named therein (Incorporated by reference to Exhibit 2.1 to Form 8-K, filed June 15, 2016)

7.2*	Champion Safe Co., Inc. Stock Membership Interest Purchase Agreement dated June 29, 2022 (Incorporated by reference to Exhibit 2.1 to Form 8-K, filed July 6, 2022)

8.1**	Amended and Restated Escrow Agreement, dated March 20, 2024, by and among American Rebel Holdings, Inc., Digital Offering LLC and Wilmington Trust, National Association

10.1*	Power of attorney (included on the signature page of this offering statement) (Incorporated by reference to Exhibit 10.1 to Form 1-A/A filed on March 8, 2024)

11.1*	Consent of BF Borgers CPA, P.C. (Incorporated by reference to Exhibit 11.1 to Form 1-A/A filed on March 8, 2024)

11.2*	Consent of DeMint Law, PLLC (included in Exhibit 12.1)

12.1*	Opinion of DeMint law, PLLC (Incorporated by reference to Exhibit 12.1 to Form 1-A/A filed on March 8, 2024)

*	Previously filed herewith.
**	Filed herewith

5

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMERICAN REBEL HOLDINGS, INC.

Date: March 22, 2024	By:	/s/ Charles A. Ross, Jr.
Charles A. Ross, Jr.
Chief Executive Officer

6